UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Capital Markets Day: Presentation.	2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Telefónica

CAPITAL MARKETS DAY | 2025

STRATEGIC PLAN '26-'30

CAPITAL MARKETS DAY PRESENTATION

November 4th, '25

Disclaimer

This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. ("Telefónica" or the "Company", and together with its subsidiaries the "Telefónica Group") exclusively for its use during the presentation of the Capital Markets Day. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as "will," "shall," "target," "expect," "aim," "hope," "anticipate," "should," "may," "might," "assume," "estimate," "plan," "risk," "intend," "believe" and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; and the potential for growth and competition in current and anticipated areas of our business.

Any such forward-looking statements reflect the current views of the Telefónica Group's management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission ("CNMV") and the U.S. Securities and Exchange Commission ("SEC").

You are cautioned not to place undue reliance on any forward-looking statements contained in this document and any related conference call or webcast (including any related Q&A session). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica's Group business, changes in its business development strategy or any other circumstances.

This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information Such information, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company's non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company's financial statements. Information related to any alternative performance measures (APMs) used in this presentation are included in Telefónica's condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2025, submitted to the CNMV, in Note 2, page 9 of the .pdf filed and the "Appendix Alternative Performance Measures" of the Third-Quarter Results. Recipients of this document are invited to read it. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies.

Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of the members of its senior management, its directors or its employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy.

Telefónica

CAPITAL MARKETS DAY | 2025

Strategic Plan '26-'30 Opening remarks

Marc Murtra, Chairman & CEO

Chairman's impressions (1/4)

Telefónica is a wonderful company with great opportunities ahead. The Company has very strong and hard to replicate assets and capabilities. The Company also has various specific areas of improvement, these can be addressed in a relatively short timeframe.

The Telefónica Strategic Plan will tackle these issues and capture the many opportunities we have ahead.

Chairman's impressions (2/4)

Strengths

- Four **strong core markets with strong operations**. We lead in two of our core markets
- Experts in **network operations** with robust, advanced infrastructure
- Pioneers in **convergence strategy**
- Highly **talented and professional team**
- Deep **know-how** in most areas
- Strong **culture**: pride and sense of belonging

Chairman's impressions (3/4)

Areas of improvement

- Divergence between **strategic vision** and business context
- Aversion to make tough **decisions**
- High organizational and operational **complexity**
- Limited financial **flexibility**
- Slow **speed of execution**
- Excessive **short-termism**
- Some **costs** intrinsically **rise faster than revenues**

Chairman's impressions (4/4)

I have asked the team to help me build a Strategic Plan that captures the real market opportunities we have ahead of us. A plan that also reduces complexity, improves financial flexibility, balances short- and long-term decisions, creates measurable efficiencies and makes tough decisions.

Our Strategic Plan will focus on profitable growth to create shareholder value.

Telefónica

CAPITAL MARKETS DAY 2025

Strategic Plan '26-'30

Marc Murtra, Chairman & CEO

Key trends shaping the industry

MACRO

TELCO

TECH

GEOPOLITICAL POLARIZATION

CONTINUED TECHNOLOGY DISRUPTION

GLOBAL UNCERTAINTY

Key trends shaping the industry

MACRO

TELCO

TECH

STAGNANT COMMUNICATIONS MARKET	EUROPE IS THE WORLD'S EXCEPTION	DEMANDING CUSTOMERS	ASSET CARVE OUT DECELERATING	TELCOS TO PLAY A ROLE IN CYBERDEFENCE IN EUROPE
1.5%	**3vs.38**	**60%**	**-52%**	**10-22 B€**
Revenue CAGR '24–'28 in European market	Players in US & China vs. Europe	Of European customers value experience over price (+5p.p. vs. '23)	Change in # of Tower & Fibre deals in Europe ('24-'25 vs. '22–'23)	Annual revenue opportunity for Telcos by '35

Source: Gartner, IDC and Forrester, BNP Paribas: Telecom Operators STAMP '24, Telefónica analysis, Morgan Stanley

Key trends shaping the industry

MACRO

TELCO

TECH

USA AND CHINA WIDENED TECHNOLOGY GAP WITH EUROPE	NO EUROPEAN TECHNOLOGY TITANS	DIGITAL SERVICES CONTINUE TO GROW	GROWING CONCERNS OF CYBER WARFARE
>750 B€	0	10%	Cyberattacks to European airports
Investment to close gap with US and China	European companies among Top 10 tech players by market cap	Revenue CAGR '24–'30 in Digital Services	(London-Heathrow, Brussels, Berlin, Dublin) – Sep. '25

Source: Gartner, IDC and Forrester, The Draghi Report, Stock market analysis

Main **Implications**

- European consolidation is likely to happen, timing is uncertain
- Increased EU investment in technology
- Customer experience as key differentiator
- Telcos to maintain end-to-end industrial control over assets and core infrastructure
- AI will transform processes and networks

OUR MISSION

Deliver the **best digital experience** to our customers

OUR VISION

Become a **world-class European Telco** with profitable scale

To become a world-class European Telco with profitable scale

STRATEGIC PLAN '26-'30

BEST-IN-CLASS EUROPEAN TELCO

- Customer centricity
- Technological capabilities
- Operating model
- Talent

UPSIDE TO STRATEGIC PLAN '26-'30

CONSOLIDATION

- More efficient investment in Europe to close the technology gap with US and China

To become a world-class European Telco with profitable scale

STRATEGIC PLAN '26-'30

BEST-IN-CLASS EUROPEAN TELCO

- Customer centricity
- Technological capabilities
- Operating model
- Talent

UPSIDE TO STRATEGIC PLAN '26-'30

CONSOLIDATION

- More efficient investment in Europe to close the technology gap with US and China

Six strategic pillars to become a 'best-in-class European Telco'

1	DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE
2	EXPAND B2C OFFERING
3	SCALE B2B
4	EVOLVE TECHNOLOGICAL CAPABILITIES
5	SIMPLIFY TELEFÓNICA'S OPERATING MODEL
6	DEVELOP TALENT

Six strategic pillars to become a 'best-in-class European Telco'

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Improve customer NPS
- Reduce churn

+6 NPS points

Average NPS improvement in ES, BR & DE by '28

2 EXPAND B2C OFFERING

- Accelerate convergence
- Grow ecosystem

c.74%

Convergence over Fixed Broadband base in ES, BR & DE by '28 (+8p.p. vs '25)

3.4%

Ecosystem[1] revenue CAGR '25 – '28 in ES, BR & DE

3 SCALE B2B

- Modernise Comms products
- Expand Digital Services and double down on Cyber

c.26%

B2B share of total Group revenue by '28 (+3p.p. vs. '25)

10.2%

Digital Services revenue CAGR '25 – '28

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

Note: Standardized KPI criteria for Telefónica's OBs; Does not include UK; 1. Does not include handsets

Six strategic pillars to become a 'best-in-class European Telco'

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

2 EXPAND B2C OFFERING

3 SCALE B2B

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Grant competitive access to infra
- Advance network evolution
- Deploy AI in operations and processes
- Ensure focused product innovation

c.32 B€
Cumulative Network & IT TotEx invested '26-'28

LEVEL **3.75**
Target Network Automation Level in ES, BR & DE by '28

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- Resize Corporate Centre and Global Business Units
- Decentralize operations to countries
- Capture efficiencies through execution

25%
Reduction in OpEx (related to operating model) in Corporate Centre and Global Business Units

1.51 B€
Gross OpEx reduction in '28

2.01 B€
Gross OpEx reduction in '30

6 DEVELOP TALENT

- Build capabilities
- Implement impact-based culture

>91%
Critical roles covered yearly in ES, BR & DE

Note: Standardized KPI criteria for Telefónica's OBs; Does not include UK

To become a world-class European Telco with profitable scale

STRATEGIC PLAN '26-'30

BEST-IN-CLASS EUROPEAN TELCO

- Customer centricity
- Technological capabilities
- Operating model
- Talent

UPSIDE TO STRATEGIC PLAN '26-'30

CONSOLIDATION

- More efficient investment in Europe to close the technology gap with US and China

Europe's Telco market remains fragmented, therefore subscale and inefficient

	US	EUROPE	CHINA
Operators[1]	3	38	3
Population	340 M	593 M	1,409 M
'24 Avg. mobile CapEx per MNO[3]	11.3 B€	0.7 B€ [2]	6.7 B€ (Nominal €)
'24 5G standalone availability[4]	24%	2%	77%

1. Operators = National Mobile Network Operators (MNO), accounting for >97% of mobile revenues
2. Average mobile CapEx per national MNO for top 3 operators in the US, China and 38 in Europe
3. In top 4 European MNOs avg. will amount for 2.2 B€
4. Ookla '24 with US = 24%, Europe= 2%, China= 80%. GSMA October '25 with US=25%, Europe=2%, China=77%

Source: Omdia, World Bank, Ookla & GSMA

Telcos can support EU close its technological dependency gaps

EU shows **critical dependency** in **key tech stack components...** ... that **Telcos could help address**



EU TECHNOLOGICAL DEPENDENCY OVERVIEW
APPLICATIONS AND SOFTWARE
SOVEREIGN CLOUD
SEMICONDUCTORS & CHIPS
DEVICES
IOT
TELCO NETWORKS
RARE & ADVANCED MATERIALS
CYBERSECURITY
ARTIFICIAL INTELLIGENCE
QUANTUM COMPUTING
Acceptable autonomy
Partial dependency
Critical dependency



SELECTED TECH STACKS WHERE TELCOS PLAY A ROLE
CYBERSECURITY
SOVEREIGN CLOUD

Potential new **European regulatory** framework

What has changed

- New **geopolitical context:** US-EU distancing
- Acceptance of the **Draghi and Letta** reports: Need for **large European telco** operators

> *"[Market] fragmentation makes the fixed costs of investing in networks relatively more onerous for EU operators than for continent-scale companies in the US or China. Fragmentation also makes it harder to capitalize on new technologies"*
>
> ***The Draghi report***

What could change

Support in-market consolidation with appropriate regulatory terms:

- To generate **profitable scale** and **synergies** for telcos in **efficient markets**
- With value-accretive investments in **Telco core competencies** and **adjacent digital products** as remedies

Opportunities within Telefónica's footprint

Strategic flexibility: pragmatic approach towards portfolio rotation

18-22 B€

According to broker research analysts and industry experts

Benefits for buyers and sellers, customers, and investments & innovation

Consolidation synergies from selected Telefónica-led potential transactions in core markets

Completion of exit from HispAm

'26-'30 Strategic Plan: TRANSFORM & GROW

2026 — TRANSFORM & GROW — 2030	SCALE — 2035
2028	

BEST-IN-CLASS EUROPEAN TELCO

2026–2030 (Transform & Grow):
- Deliver best-in-class customer experience
- Expand B2C offering
- Scale B2B
- Evolve technological capabilities
- Simplify Telefónica's operating model
- Develop talent

2030–2035 (Scale):
- Deliver world-class customer experience
- Develop fully softwarized B2C & B2B offering
- AI agents of agents across the business
- Deploy 6G and autonomous network
- Become the employer of choice

CONSOLIDATION

- Drive in-market consolidation
- Capitalize on synergies from consolidation

Telefónica

CAPITAL MARKETS DAY | 2025

Strategic Plan '26-'30
Best-in-class European Telco

Emilio Gayo, COO

TRANSFORM & GROW

Telefónica

- Operating Businesses
- Global Business Units
- Corporate Centre

Telefónica's core markets

Fifth telco market in Europe, with highly developed convergence and network infrastructure

Largest market in LatAm, with high growth and three national mobile players

Largest telco market in Europe with untapped opportunity in fibre

Second telco market in Europe, and largest B2B Digital Services market

>400 M Inhabitants | c.170 B€ Telco Revenues

Core market target model

Service excellence

Access to fixed and mobile **infrastructure**

Convergence strategy (mobile; fixed; content)

Ecosystem and **Digital Services**

Simple and efficient operations

Sustain leadership with differential customer experience and efficient operations

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- **Improve experience** of key customer touchpoints
- Create hyper-personalised, digital customer relationship
- Provide latest equipment

+10 NPS points

NPS improvement by '28

2 EXPAND B2C OFFERING

- **Grow Ecosystem** of services
- Maintain premium content position

44.7%

Ecosystem share of total B2C revenue by '28 (+2p.p. vs '25)

3 SCALE B2B

- Grow B2B by **expanding Digital Services** and **double down** on **Cyber services**
- Grow presence in Defence sector

12.7%

Digital Services revenue CAGR '25-'28

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

- Maintain **premier network** with the **appropriate CapEx** over revenues
- 44 new automation, digitization and AI efficiency initiatives launched between '26 and '28
- Accelerate appointments of younger managers by '28

vivo

Maintain superior growth, premium positioning and infrastructure leadership

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- **Best network experience** in mobile and fixed
- Increase **digital customer interactions** to >90%

-2.5 p.p.

Fibre annual churn improvement by '28

2 EXPAND B2C OFFERING

- Develop and push **convergence nationwide**
- Grow Ecosystem with Smart Home, fintech, health and electronics

74%

Convergence over Fixed Broadband base by '28 (+6p.p. vs '25)

3 SCALE B2B

- Expand **offering and presence of Digital Services**
- Grow modern comms solutions

42%

Digital Services share of total B2B revenue by '28 (+4p.p. vs '25)

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

- **Expand the fibre** network nationwide to enhance leadership
- Accelerate efficiencies: AI process transformation and **copper network shutdown by '28**
- Maintain position as top employer in Brazil with eNPS of 85

O2

Become a credible challenger in convergence and B2B

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Strengthen our **#2 position** in **network quality**
- **Leverage AI** to enhance customer interactions

+7 NPS points

O2 NPS improvement by '28

2 EXPAND B2C OFFERING

- Push **Fixed Broadband and convergence**
- Strengthen **B2P partnerships**
- Shift from pre- to post-paid
- Further develop ecosystem

66%

Convergence over Fixed Broadband base by '28 (+6p.p. vs '25)

3 SCALE B2B

- Develop **robust attacker go-to-market**
- Strengthen value proposition of B2B comms

>14%

B2B Revenue CAGR '25-'28

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

- **Secure** commercially viable **access to fixed network**
- Become most efficient Telco player in Germany
- Upskill workforce and deploy AI tools for +15% productivity

Become the premium convergence champion for UK households

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Improve **mobile network experience**
- **Expand the use of AI** and develop hyper-personalization

94%

5G outdoor coverage by '28 (+10p.p. vs '25)

2 EXPAND B2C OFFERING

- Accelerate **premium convergence**
- Grow Giffgaff brand in mobile and fibre

51%

Convergence by '28 (+9p.p. vs '25)

3 SCALE B2B

- **Accelerate B2B** leveraging **O2-Daisy integration**
- In wholesale, develop fibre business
- Remain partner of choice for wholesale mobile

c. 70 M£

Yearly OpCF synergies from O2-Daisy

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

- Build **fibre offer** and consolidate #2 fibre position in the market
- Invest in mobile network to close the quality gap vs peers
- Execute transformational OpEx/CapEx efficiency plan through AI

Global **Business Units...**

...to be optimized and simplified

- Telefónica Tech
- Telefónica Global Solutions
- Telefónica Infra
- TELXIUS
- Telefónica Innovación Digital

Our factory for **B2B Digital Services** and a growth lever

- Strengthen capabilities in telco-related Digital Services
- Double down on Cyber Services
- Optimize local / global go-to-market and delivery
- Streamline operations

Group **operating model** defines how Telefónica's units work together

Operating Businesses to focus on in-market growth opportunities

Global Business Units to serve the Operating Businesses as catalysts for growth and efficiency

Corporate Centre to focus on Telefónica's critical functions, strategic guidance & control

Group **simplification and resizing**

25% Reduction in OpEx (related to operating model) in Corporate Centre and Global Business Units

Transform & Grow: **Efficiency Plan**

'25 – '28 TotEx evolution @constant 25FX (B€)



2.3 B€
'25 TotEx
'28 TotEx without efficiencies
'28 Efficiencies
'28 TotEx

Embedded gross total efficiencies yearly run-rate by lever @constant 25FX (B€)



Recurrent 1.51 B€ in OpEx and 0.53 B€ in CapEx
2.3 B€
Recurrent 2.01 B€ in OpEx and 0.92 B€ in CapEx
3.0 B€
'26
'27
'28
'29
'30

- **Tech & operational excellence**
  - Customer equipment renewal
  - Network OpEx optimization
  - Energy cost optimization
  - Virtualization & open architectures
- **Leaner operations**
  - Simplification of operations
  - Supply chain transformation
- **Digital transformation**
  - Autonomous Network
  - AI in customer service
  - OSS / BSS transformation
- **Business-as-usual sales of assets related with legacy shutdown**
  - Copper decommissioning
  - Real estate sales

Note: TotEx stands for Total Expenditure (OpEx+CapEx). OpEx includes Leases.

Transform & Grow: **Growth levers**


Incremental Operating Revenues @constant 25FX (B€)
B2C
B2B
WHOLESALE
'25
Comms
Non-Comms
Comms
Digital Services
Wholesale (and others)
Growth '25-'28
Main levers of growth
CONVERGENCE
SERVICE EXCELLENCE
FIBRE
ECOSYSTEM
FIBRE
MODERN COMMS SOLUTIONS
CYBER
CLOUD
DEFENCE
INDUSTRY 4.0
B2P

Note: Gauges represent growth of each individual lever by'28 vs. their size in '25.
Size of areas and status of gauges are indicative.

Best-in-class **European Telco**

GROWTH

SIMPLIFICATION

EFFICIENCY

EXECUTION

Telefónica

CAPITAL MARKETS DAY 2025

Strategic Plan '26-'30 Financials & Guidance

Laura Abasolo, CFCO

'26-'30 Strategic Plan: TRANSFORM & GROW

@ constant 25FX, @ constant perimeter[1]

	2026 — TRANSFORM & GROW — 2028	2028 — 2030
Revenues	1.5-2.5% CAGR '25-'28	2.5-3.5% CAGR '28-'30
Adj. EBITDA[2]	1.5-2.5% CAGR '25-'28	2.5-3.5% CAGR '28-'30
CapEx / Revenues	Down to ~12% in '26-'28	Down to ~11% in '30
Adj. OpCFaL[2]	1.5-2.5% CAGR '25-'28	2.5-3.5% CAGR '28-'30

1. Constant perimeter excludes Ecuador (already accounted as discontinued operation) and Colombia. 2. Adjusted figures consider constant perimeter and derived capital gains/losses, and do not include restructuring costs, write-offs and material non-recurring impacts

Guidance anchored on specific levers across 6 pillars

@ constant 25FX, @ constant perimeter[1]



Revenue
1.5-2.5%
CAGR'25-'28
'25
B2C
B2B
Wholesale & Other
'28



Adj. EBITDA[2]
1.5-2.5%
CAGR'25-'28
'25
Revenues
Direct Costs[3,4]
Rest of OpEx[3,5]
'28



Adj. OPCFaL[2]
1.5-2.5%
CAGR'25-'28
'25
EBITDA
CapEx Mobile
CapEx Fixed
CapEx IT & Others
Leases
'28

1. Constant perimeter excludes Ecuador (already accounted as discontinued operation) and Colombia; 2. Adjusted figures consider constant perimeter and derived capital gains/losses, and do not include restructuring costs, write-offs and material non-recurring impacts; 3. Including 1.5 B€ OpEx gross reduction by '28; 4. Direct service costs refer to the variable costs directly tied to service provision, including equipment purchases, enterprise services, interconnection and roaming fees, content and other direct service-related expenses; 5. Rest of OpEx includes indirect OpEx and OpEx eliminations

Financial Strategy based on de-risked FCF and disciplined capital allocation

DE-RISKED FCF

1 DE-RISKED FCF

- More predictable perimeter with better currency mix
- Embedded structural efficiencies
- Appropriate CapEx / Revenues to deliver growth
- Not including consolidation or M&A

DISCIPLINED CAPITAL ALLOCATION

2 ANCHORED INVESTMENT GRADE AND APPROPRIATE BALANCE SHEET

3 SUSTAINABLE REMUNERATION

4 VALUE ACCRETIVE M&A

Core market opportunities, synergistic, financially disciplined

Pragmatic approach towards portfolio rotation

1 De-risked FCF

FCF base for guidance

- Including continued operations[1]
- Including hybrids as financial payments
- Excluding non-recurring spectrum

NEW:

- Excluding employee commitments
- Excluding UK dividends

FCF base for guidance, B€



3-5% CAGR
FCF previous definition ~1.9 B€
~2.7
2.9 – 3.0
'25
'26
'28

	'25	'26	'28
(–) Employee commitments	~1 B€	Increase	Decrease from '27 onwards
(+) UK Dividends	~0.2 B€	Decided on annual basis	
(=) FCF base for payout of dividend			

1. It excludes Ecuador (already accounted as discontinued operation) and Colombia.

2 Anchored Investment Grade and appropriate Balance Sheet


Target leverage (Net debt / EBITDAaL)
2.9x
~2.5x
'25 YTD[1]
'28

Committed to investment grade credit rating

1. As of September 30th, 2025

2 Anchored Investment Grade and appropriate Balance Sheet

Debt maturity profile, B€



10.5 yrs average debt life
3.0 B€ avg maturities
0.7
3.0
4.3
2.3
2.8
2.5
17.4
'25
'26
'27
'28
'29
'30
>'30

Smooth maturity profile

Liquidity position, B€



4.4
1.9
5.5
4.5
16.4
Cash & cash equivalents
Other current financial assets
Synd. Credit facilities
Undrawn credit lines
Total liquidity

Comfortable liquidity position

3 Sustainable remuneration

Dividend policy is an integral part of our Capital Allocation strategy and will be the outcome of Telefonica's Free Cash Flow after investing in the company's future and ensuring the right financial leverage.

DPS '25	DPS[1] '26	TARGET REMUNERATION[1]
0.30€	**0.15€**	**40-60% of FCF** base for dividend[2]

1. Dividend payable in cash in June of the following year.
2. FCF base for dividend = FCF base for guidance – Employee commitments + UK dividends.

4 M&A framework

VALUE ACCRETIVE TRANSACTIONS

- In core markets
- In telco core competencies
- Cost & Network accountable synergies
- Appropriate terms & remedies
- Completion of exit from HispAm

BALANCE SHEET DISCIPLINE

- Investment Grade as an axiom

STRATEGIC FLEXIBILITY

- Different ways to play consolidation: e.g. traditional M&A vs. infra sharing structures
- Potential synergies from M&A transaction as upside to the plan
- Pragmatic approach towards portfolio rotation

Guidance

	MID-TERM			LONG-TERM	
	'26	'27	'28	'29	'30
Revenues @ constant '25FX	1.5-2.5% CAGR '25-'28			2.5-3.5% CAGR '28-'30	
Adj. EBITDA[1] @ constant '25FX	1.5-2.5% CAGR '25-'28			2.5-3.5% CAGR '28-'30	
CapEx / Revenues @ constant '25FX	Down to ~12% '26-'28			Down to ~11% in '30	
Adj. OpCFaL[1] @ constant '25FX	1.5-2.5% CAGR '25-'28			2.5-3.5% CAGR '28-'30	
FCF	2.9 - 3.0 B€				
	3-5% CAGR '25-'28				
Leverage			~2.5x in '28		
Dividend[2]	0.15 €/share	40-60% of '27-'28 FCF base for dividend[3]			

1. Adjusted figures consider constant perimeter and derived capital gains/losses, and does not include restructuring costs, write-offs and material non-recurring impacts. 2. Dividend payable in cash in June of the following year. 3. FCF base for dividend = FCF base for guidance – Employee commitments + UK dividends.

Key financial **takeaways**

DE-RISKED AND GROWING FCF

INVESTMENT GRADE A MUST

REMUNERATION LINKED TO FCF

IMPROVED FINANCIAL FLEXIBILITY

Telefónica

CAPITAL MARKETS DAY | 2025

Strategic Plan '26-'30
Closing Remarks

Marc Murtra, Chairman & CEO

This Strategic Plan embodies the joint vision of the management team and the Board, and has been unanimously approved with the backing of our strategic shareholders.

Transform & Grow is the plan Telefónica needs to capture the opportunities ahead, improve financial flexibility and generate sustainable value for all shareholders.

I am here to lead Telefónica on this fabulous journey, transform and grow the Group, and make any necessary tough decisions to execute this plan. The Plan has my full and undivided commitment.

As an additional upside to the Plan, we will pursue in-market Telco consolidation to unlock profitable scale and enable value-accretive investments.

Telefónica

CAPITAL MARKETS DAY | 2025

Appendix

Business pillars KPIs

	1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE		2 EXPAND B2C OFFERING		3 SCALE B2B	
	2028	2030	2028	2030	2028	2030
Telefónica	+6 NPS points Avg NPS improvement in ES, BR & DE by '28	+12 NPS points Avg NPS improvement in ES, BR & DE by '30	c.74% Convergence over Fixed Broadband base ES, BR & DE by '28 (+8p.p. vs '25) 3.4% Ecosystem[1] revenue CAGR '25 – '28	c.76% Convergence over Fixed Broadband base ES, BR & DE by '30 (+9p.p. vs '25) 3.5% Ecosystem[1] revenue CAGR '25 – '30	c.26% B2B share of total Group revenue by '28 (+3p.p. vs. '25) 10.2% Digital Services revenue CAGR '25 – '28	c.27% B2B share of total Group revenue by '30 (+4p.p. vs. '25) 9.8% Digital Services revenue CAGR '25 – '30
Spain	+10 NPS points NPS improvement by '28	+19 NPS points NPS improvement by '30	44.7% Ecosystem share of total B2C revenue by '28 (+2p.p. vs '25)	45.3% Ecosystem share of total B2C revenue by '30 (+3p.p. vs '25)	12.7% Digital Services revenue CAGR '25-'28	11.6% Digital Services revenue CAGR' 25-'30
Brazil	-2.5 p.p. Fibre annual Churn improvement by '28	-4.0 p.p. Fibre annual Churn improvement by '30	74% Convergence over Fixed Broadband base by '28 (+6p.p. vs '25)	76% Convergence over Fixed Broadband base by '30 (+7p.p. vs '25)	42% Digital Services share of total B2B revenue by '28 (+4p.p. vs '25)	44% Digital Services share of total B2B revenue by '30 (+6p.p. vs '25)
Germany	+7 NPS points O2 NPS improvement by '28	+13 NPS points O2 NPS improvement by '30	66% Convergence over Fixed Broadband base by '28 (+6p.p. vs '25)	70% Convergence over Fixed Broadband base by '30 (+10p.p. vs '25)	>14% B2B Revenue CAGR '25-'28	12.6% B2B Revenue CAGR '25-'30

4 EVOLVE TECHNOLOGICAL CAPABILITIES

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

6 DEVELOP TALENT

Note: Brazil KPIs adjusted to local standard, Group KPIs with standardized criteria for Telefónica's OBs; 1. Does not include handsets

Transversal pillars KPIs

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

2 EXPAND B2C OFFERING

3 SCALE B2B

	2028	2030
4 EVOLVE TECHNOLOGICAL CAPABILITIES	**c.32 B€** Cumulative Network & IT TotEx '26-'28	**c.55 B€** Cumulative Network & IT TotEx '26-'30
	Level 3.75 Target Network Automation Level in ES, BR & DE by '28	**Level 4** Target Network Automation Level in ES, BR & DE by '30

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

25% Reduction in OpEx (related to operating model) in Corporate Centre and Global Business Units

2.3 B€	1.51 B€	0.53 B€	3.0 B€	2.01 B€	0.92 B€
Gross TotEx reduction in '28	Gross recurrent OpEx reduction in '28	Gross recurrent CapEx reduction in '28	Gross TotEx reduction in '30	Gross recurrent OpEx reduction in '30	Gross recurrent CapEx reduction in '30

6 DEVELOP TALENT

>91% Critical roles covered yearly in ES, BR & DE

Key initiatives by strategic pillar

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Improve experience of key customer touchpoints
- Create hyper-personalised, digital customer relationship
- Provide latest equipment (e.g. WiFi7, FTTR)

2 EXPAND B2C OFFERING

- Grow Ecosystem of services
- Maintain premium content position
- Expansion across connectivity (Connectivity differentiation and Travel e-SIM)

3 SCALE B2B

- Grow B2B by expanding Digital Services and double down on the Cyber services
- Grow presence in Defence sector

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Maintain premier network with the appropriate CapEx over revenues
- Deploy XGSPON nation-wide
- Deploy new capabilities (e.g., Edge, AI services)

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- 44 new automation, digitization and AI efficiency initiatives launched between '26 and '28
- Optimize deployment, operations and supply chain management

6 DEVELOP TALENT

- Accelerate appointments of younger managers by '28
- Develop capabilities for a customer-centric organisation

vivo

Key initiatives by strategic pillar

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Best network experience in mobile and fixed
- Increase digital customer interactions to >90%
- Increase monitoring, proactive resolution and client expectation management

2 EXPAND B2C OFFERING

- Develop and push convergence nationwide
- Grow Ecosystem with Smart Home, fintech, health and electronics

3 SCALE B2B

- Expand offering and presence of Digital Services
- Grow modern comms solutions
- Expand presence in specific industry verticals
- New network slicing offering

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Expand the fibre network nationwide to enhance leadership (XGSPON rollout and Wi-Fi 7)
- Prepare mobile network for the future: 1:1 4G/5G coverage
- Modernize IT stack

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- Accelerate efficiencies: AI process transformation and copper network shutdown by '28
- Automate network journey using AI

6 DEVELOP TALENT

- Maintain position as top employer in Brazil with eNPS of 85
- Reskill workforce to build future capabilities
- Strengthen diversity balance within Vivo

Key initiatives by strategic pillar

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Strengthen our #2 position in network quality
- Leverage AI to enhance customer interactions

2 EXPAND B2C OFFERING

- Push Fixed Broadband and convergence
- Strengthen B2P partnerships
- Shift from pre- to post-paid
- Further develop ecosystem

3 SCALE B2B

- Develop robust attacker go-to-market
- Strengthen value proposition of B2B comms

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Secure commercially viable access to fixed network
- Increase network sharing
- Invest in network quality (capacity and coverage)
- Finalize operational systems modernization

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- Become most efficient Telco player in Germany
- Simplify organization
- Automate processes leveraging AI
- Deliver efficiency program with focus on commercial, technology and sales

6 DEVELOP TALENT

- Upskill workforce and deploy AI tools for +15% productivity
- Manage workforce demographics incl. talent refresh

Key initiatives by strategic pillar

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Improve mobile network experience (deploy new spectrum, uplift capacity and complete 5G upgrade rollout)
- Expand the use of AI in key client interactions
- Develop hyper-personalization

2 EXPAND B2C OFFERING

- Accelerate premium convergence with refreshed commercial approach
- Grow Giffgaff brand in mobile and fibre
- Enhance premium content proposition to maintain market leadership

3 SCALE B2B

- Accelerate B2B leveraging O2-Daisy integration
- In wholesale, develop fibre business
- Remain partner of choice for wholesale mobile

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Build fibre offer and consolidate #2 fibre position in the market
- Invest in mobile network to close the quality gap vs peers

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- Execute transformational OpEx/CapEx efficiency plan through AI
- Enhance delivery capability & drive significant cost reduction via IT ESA

6 DEVELOP TALENT

- Transform to a high-performance, customer driven culture

B2C Ecosystem by core market

Ecosystem portfolio offered					
Health services	Health platforms		✓		
Financial services	FinTech		✓		
	Device and other insurances	✓	✓	✓	✓
Home services	Alarms	✓			
	Smart Home	✓	✓		
Digital Services	Advertising	✓	✓		✓
	Digital Protection	✓	✓	✓	✓
	Other digital products	✓	✓	✓	✓
Entertainment	IPTV	✓	✓		✓
	OTT	✓	✓	✓	✓
Devices	Other devices	✓	✓	✓	✓
	Handsets	✓	✓	✓	✓

Telefónica Tech: Key Digital Services offering in '25

CYBERSECURITY

- Network Security
- Cyber Consulting & Director Plans
- Cyber Threat Intelligence (NextDefense)
- Detection & Response
- Vulnerability Risk Mgmt.
- Cloud Security
- IAM (Identity & Access Mgmt.)
- OT/IoT Security
- Application & Data Protection

8	Security Operations Centers **(SOC)**
1,860	Cyber Experts

CLOUD

- Telefónica Tech Cloud Platform
- Multi Cloud & Hybrid Cloud managed services
- Cloud consulting & Journey to Cloud
- Cloud Migration
- Platform as a Service
- Business Applications
- Desktop as a Services (DaaS)
- Sovereign cloud

17	Deployed **Edge Nodes** H1 '26
2,656	Cloud Experts

AI & DATA

- Data & Business Insights
- Data Strategy & Governance
- Business Insights platforms
- AI vertical use cases discovery and delivery
- Data Spaces
- MLOps & Automation

>1k	AI & Data **Projects**
351	AI & Data Experts

IOT

- IoT managed connectivity (own platform Kite)
- IoT vertical solutions: smart cities, smart metering, smart industry
- Smart Spaces Platform (The Brain)
- IoT innovation Lab (The ThinX)

>36M	**IoT objects** connected
454	IoT Experts

Supported by a broad ecosystem of **>60** partnerships with international industry leaders

Note: Does not include HispAm

AI initiatives by strategic pillar

1 DELIVER BEST-IN-CLASS CUSTOMER EXPERIENCE

- Consistent AI-powered CX through all channels (contact centre, instore, written enquiries)
- New AI contact centre
- Hyper-personalized B2C offerings (AI-powered evolution of Video services, Advanced comms services across Voice and RCS, etc.)
- Personalized recommendation engine in B2B

2 EXPAND B2C OFFERING

- Integrated of B2C catalogue and channels (e.g., New Stack B2C)
- AI predictions for Next Best Offer
- AI devices (e.g., AI glasses)
- AI content automation
- Home ecosystem: AI-enabled services in the router

3 SCALE B2B

- AI embedded in all products and services (Telefónica Tech)
- AI for B2B funnel management
- AI-assisted answers to RFPs
- Incorporate AI in B2B offering to close the agentic gap (i.e. AI-enabled SOC)

4 EVOLVE TECHNOLOGICAL CAPABILITIES

- Optimized radio access network
- Plan network and innovation prioritizing ROI (e.g., AI agents for Future Network)
- Evolve automation using AI operations to reduce manual interventions
- Advancing autonomous AI-driven cybersecurity for next-generation threats

5 SIMPLIFY TELEFÓNICA'S OPERATING MODEL

- B2C Call Center AI optimization, evolving into a Service Experience Centre
- B2B optimized billing and revenue mgmt.
- Automated E2E process for internal operations (e.g., procurement, payroll)

6 DEVELOP TALENT

- General AI tools (e.g. Copilot, PeoplePortal)
- AI trainings (e.g. AI for All, AI for Executives)
- AI- enhanced recruiting through intelligent screening
- Expand technological talent & strengthen collaboration with start-up ecosystems

Transform & Grow: Efficiency Plan

Embedded gross total efficiencies yearly run-rate by lever @constant 25FX (B€)



Recurrent 2.01 B€ in OpEx and 0.92 B€ in CapEx
3.0 B€
Recurrent 1.51 B€ in OpEx and 0.53 B€ in CapEx
2.3 B€
'26
'27
'28
'29
'30
Tech & operational excellence
Digital transformation
Leaner operations
Business-as-usual sales of assets related with legacy shutdown

Note: OpEx includes leases

Detailed initiatives by lever

Lever	Initiatives
Technological & Operational	• Equipment renegotiation • Energy cost optimization • Leases renegotiation • Operations optimizations • Virtualization & open architectures • Supply chain transformation
Digital Transformation	• Autonomous Network Journey • B2C call centers AI virtual assistant • AI Sales • IT optimization programs
Leaner operations	• Simplification of operations • Restructuring • Insourcing
Business-as-usual sales of assets related with legacy shutdown	• Copper sales • Technical buildings (central offices) sales

Exchange rates used in Transform & Grow November '25 business plan

EXCHANGE RATES APPLIED TO P&L/FCF AND CAPEX[1] (average exchange rate for the period)

Currency units per Euro	2025	2026	2027	2028	2029	2030
USA (US Dollar)	1.13	1.18	1.19	1.18	1.18	1.18
United Kingdom (Sterling)	0.86	0.88	0.89	0.88	0.88	0.87
Brazil (Brazilian Real)	6.35	6.46	6.55	6.56	6.59	6.67
Chile (Chilean Peso)	1,084	1,149	1,123	1,041	1,003	1,003
Mexico (Mexican Peso)	22.0	23.0	23.2	22.6	22.4	22.4
Venezuela (Bolivar Digital)[2]	337	645	1,056	1,691	2,283	2,853

EXCHANGE RATES APPLIED TO CONSOLIDATED STATEMENT OF FINANCIAL POSITION[1] (exchange rate as of the end of the period)

Currency units per Euro	2025	2026	2027	2028	2029	2030
USA (US Dollar)	1.19	1.19	1.18	1.18	1.18	1.18
United Kingdom (Sterling)	0.87	0.89	0.88	0.88	0.87	0.87
Brazil (Brazilian Real)	6.55	6.52	6.58	6.54	6.64	6.69
Chile (Chilean Peso)	1,122	1,168	1,079	1,003	1,003	1,003
Mexico (Mexican Peso)	23.4	23.6	22.8	22.4	22.4	22.4
Venezuela (Bolivar Digital)[2]	337	645	1,056	1,691	2,283	2,853

1. Projections based on external estimates. 2. Following the consideration of Venezuela economy as hyperinflationary from an accounting perspective, the operation is adjusted by inflation and is to be accounted at its corresponding closing exchange vs the Euro. Telefónica uses a synthetic exchange rate based on 'Bolivar Digital'. After the endorsement of IAS 21 by the EU in 2024, the mechanism for the calculation of the synthetic exchange rate has been modified.

Telefónica